Exhibit 3.1

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

ARTICLES OF AMENDMENT

Inland Residential Properties Trust, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The last paragraph under “Section 5.5 Distributions” in Article V of the Charter is hereby deleted in its entirety, and the following is substituted in lieu thereof:

The Corporation will pay the Distribution Fee on each Class T Share issued by the Corporation other than a Class T Share issued pursuant to a Distribution reinvestment plan. The per share amount of Distributions, if any, paid on the Class A Shares and Class T Shares will differ because of the Distribution Fee. With respect to Distributions, other than Distributions pursuant to a program or programs by which the Corporation voluntarily repurchases Shares from its Stockholders, each Stockholder of a class or series of Shares shall be treated the same as every other Stockholder of that class or series and no class or series of Shares shall be treated other than in accordance with its rights as a class or series as set forth in the Charter.

SECOND: Article V, Section 5.10 of the Charter is hereby deleted in its entirety and the following is substituted in lieu thereof:

Section 5.10 Distribution Reinvestment Plans. The Board may establish, from time to time, a Distribution reinvestment plan or plans (each, a “Reinvestment Plan”). Under any such Reinvestment Plan, (a) all material information regarding Distributions to the Stockholders and the effect of reinvesting such Distributions, including the tax consequences thereof, shall be provided to the Stockholders not less often than annually, and (b) each Stockholder participating in such Reinvestment Plan shall have a reasonable opportunity to withdraw from the Reinvestment Plan not less often than annually after receipt of the information required in clause (a) above.

THIRD: Article VIII, Section 8.8 of the Charter is hereby deleted in its entirety and the following is substituted in lieu thereof:

Section 8.8 Organization and Offering Expenses Limitation. The Corporation may reimburse the Business Manager and its Affiliates for Organization and Offering Expenses for up to ten and three-fourths percent (10.75%) of the Gross Proceeds allocable to sales of Class A Shares and six and one-fourth percent (6.25%) of the Gross Proceeds allocable to sales of Class T Shares incurred by the Business Manager or its Affiliates; provided, however, that the total amount of all Organization and Offering Expenses reimbursed to the Business Manager and its Affiliates shall be reasonable and shall in no event exceed ten percent (10.0%) of the Gross Proceeds of each Offering.

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FOURTH: The foregoing amendments have been duly advised by the Board of Directors of the Corporation and approved by the stockholders of the Corporation as required by law.

FIFTH: The undersigned acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

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IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by its President and Chief Executive Officer and attested to by its Secretary on this 29th day of May, 2015.

ATTEST:	INLAND RESIDENTIAL PROPERTIES TRUST, INC.

/s/ Cathleen M. Hrtanek	By:	/s/ Mitchell A. Sabshon (SEAL)
Name: Cathleen M. Hrtanek		Name: Mitchell A. Sabshon
Title: Secretary		Title: President and Chief Executive Officer

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